FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

September 29, 2003

GOLD RESERVE INC.

Commission file number 000-30102

Address Of Principal Executive Offices:

926 West Sprague Avenue
Suite 200
Spokane, Washington 99201

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F   X   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934. Yes__  	No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Filed with this Form 6-K is the following, which is incorporated herein by reference:

99.1 Press Release
         September 29, 2003
        GOLD RESERVE CLOSES PRIVATE PLACEMENT

Certain statements included herein, include those that express managements expectations or estimates of our future performance, constitute forward looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies. We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risk factors that may cause the actual financial results, performance, or achievements of Gold Reserve to be materially different from our estimated future results, performance, or achievements expressed or implied by those forward looking statements. These are discussed in greater detail in Gold Reserves 20-F as filed with the U.S. Securities and Exchange Commission at www.sec.gov and the Annual
Information Form filed with Canadian provincial securities commissions at www.sedar.com. Gold Reserve expressly disclaims any intention or obligation to update or revise any forward looking statement whether as a result of new information, events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gold Reserve Inc.

/s/ Robert A. McGuinness
---------------------------------------------
ROBERT A. MCGUINNESS
Vice President-Finance,
Chief Financial Officer

DATE: September 29, 2003

EXHIBIT INDEX

99.1 	GOLD RESERVE CLOSES PRIVATE PLACEMENT

SPOKANE, WASHINGTON, September 29, 2003

Gold Reserve Inc. (TSE: GLR.A OTC: GLDR.OB) is pleased to announce the completion of the private placement previously announced on September 9, 2003 for total proceeds of Cdn. $14.15 million. This offering was led by Orion Securities Inc. and included Sprott Securities Inc.

The Underwriters purchased from the Company 4,042,000 Units for Cdn. $3.50 per Unit. Each Unit is exercisable, for no additional consideration, into one Common Share and one half Common Share Purchase Warrant. Each whole Common Share Purchase Warrant will entitle its holder to acquire one Common Share at a price of Cdn. $5.25 per Common Share for a period of 18 months following the closing of the private placement.

Rockne J Timm, President and CEO stated, "The proceeds from the private placement will be used to further the development of the Brisas project including additional drilling to expand the ore reserves and complete the bankable feasibility study which will be necessary for project financing."

Gold Reserve is developing the Brisas project in south-eastern Venezuela which contains reserves of 7.5 million ounces of gold and 1.1 billion pounds of copper. The Company is planning a 50,000 tonne per day mining operation which is expected to produce 362,000 ounces of gold and 46 million pounds of copper annually, at an estimated cash cost (net of copper credits) of $153 per ounce of gold. Information on Gold Reserve is located at www.goldreserveinc.com .

The information presented herein or incorporated by reference may include both historical information and "forward-looking statements" relating to the future results of the companies, which involve risks and uncertainties. Numerous factors could cause actual results to differ materially from those in the forward-looking statements. These factors are outlined in the Company's regulatory filings including the 2002 Annual Information Form (AIF) filed online at http://www.sedar.com and also the Form 20-F as filed on http://www.sec.gov.

FOR FURTHER INFORMATION:

Internet http://goldreserveinc.com
A. Douglas Belanger,
Executive Vice President
926 W. Sprague Ave., Suite 200
Spokane, WA  99201
Tel. (509) 623-1500
Fax  (509) 623-1634